Southern California Gas Company

555 West Fifth Street

Los Angeles, California 90013-1001

April 25, 2023

VIA EDGAR

Division of Corporation Finance, Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southern California Gas Company

Registration Statement on Form S-3

Filed March 29, 2023

File No. 333-270939

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Southern California Gas Company, respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on April 27, 2023, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Michael E. Sullivan, Esq. of Latham & Watkins LLP at (858) 523-3959. Thank you for your assistance and cooperation in this matter.

[Signature Page Follows]

Very truly yours,
SOUTHERN CALIFORNIA GAS COMPANY

By:	/s/ Mia L. DeMontigny
Mia L. DeMontigny
Senior Vice President, Chief Financial Officer and Chief Accounting Officer

cc:	Michael E. Sullivan, Esq.,

    Latham & Watkins LLP

[Acceleration Request Letter]